UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Mobile & wireless world recognizes TNT Logistics North America with ‘best practices in mobile & wireless’ award, 15 June 2006

15 June 2006

MOBILE & WIRELESS WORLD RECOGNIZES TNT LOGISTICS NORTH AMERICA WITH 'BEST PRACTICES IN MOBILE & WIRELESS' AWARD

TNT Logistics North America, a leading provider of supply chain logistics services, announced that it has been recognized by Mobile & Wireless World, the premiere educational event on mobile and wireless technologies, as an honoree in its "Best Practices in Mobile & Wireless" awards program. The award honors organizations that have applied exemplary mobile and wireless solutions to provide strategic advantage to their enterprise. Honorees received recognition for their achievement during a special awards ceremony at Mobile & Wireless World, an event owned by Computerworld, the "Voice of IT Management" which was held from May 22-24, 2006 at The Ritz-Carlton Grande Lakes, Orlando, Fla. A wide range of IT end-user companies and organizations responded to an initial "call for nominations," which was originally announced to multiple industry audiences, including Computerworld subs! cribers responsible for mobile and wireless solutions. Finalists were evaluated by a panel of judges based on case study submissions that profiled the company, its IT department and mobile and wireless challenges, as well as application deployment details, summaries of the key technology used and measurable solution outcomes. TNT was recognized for its work in RFID technology as part of its logistics solution offered to automotive manufacturers. Its automotive RFID initiative was launched in 2005 at the Material Sequencing Center (MSC) operated by TNT in support of Ford Motor Company's Dearborn, Mich. truck assembly plant. The MSC delivers small lot, sequencing and metered parts to line-side at the plant. As part of the initiative, RFID tags and a network of wireless locating sensors were set up to provide real-time location and status information for thousands of mobile racks shared between the plant and TNT's facility.

Devices located at dock doors at the MSC trigger the RFID tag to emit a signal when a rack full of parts is loaded onto a truck bound for the plant. Through this automatic data collection process, the system confirms that the load has been built, and validates that it is in ready-to-ship status. The system can even trigger an advanced shipping notice so that the factory knows what material is en route. Additional steps in the initiative include automated gate arrival, load and unload rack validation, rack traceability and real-time location system (RTLS) alerts to improve communications between the MSC and the assembly plant. These business events will be fulfilled using complex event processing and real-time visibility software to help prevent interruptions and manual interventions in the automotive supply chain.

About Computerworld

Computerworld is a business unit of International Data Group (ID! G), the world's leading technology media, events and research company. IDG publishes more than 300 magazines and newspapers in 85 countries including CIO, CSO, Computerworld, GamePro, InfoWorld, Macworld, Network World, and PC World. IDG is a leading producer of more than 170 technology-related events including LinuxWorld Conference & Expo, Macworld Conference & Expo, DEMO, and IDC Directions. IDC, a subsidiary of IDG, is the premier global provider of market intelligence, advisory services, and events. Additional information about IDG, a privately-held company, is available at http://www.idg.com.

About TNT Logistics

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT exploits t! echnology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tires, general industry, fast moving consumer goods/retail, rail and utilities. The TNT Logistics North America web site address is: www.tntlogistics.us.

TNT Logistics employs 36,000 people, who are operating in 28 countries, managing more than 79 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 15 June 2006